Verizon New York Inc.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)	Nine Months Ended September 30, 2003

Income (loss) before provision (benefit) for income taxes and cumulative effect of changes in accounting principle	$(275.6)
Equity income from affiliate	(58.0)
Dividends received from equity affiliate	40.9
Interest expense	256.4
Portion of rent expense representing interest	78.6
Amortization of capitalized interest	11.2

Earnings, as adjusted	$53.5

Fixed charges:
Interest expense	$256.4
Portion of rent expense representing interest	78.6
Capitalized interest	10.0

Fixed charges	$345.0

Ratio of earnings to fixed charges	.16 *

*	Earnings were inadequate to cover fixed charges by $291.5 million